

Mail Stop 4546

June 19, 2017

Christopher D.T. Guiffre
President and Chief Executive Officer
Cerulean Pharma Inc.
35 Gatehouse Drive
Waltham, MA 02451

     Re: Cerulean Pharma Inc.
              Amendment No. 2 to the
              Preliminary Proxy Statement on Schedule 14A
              Filed June 13, 2017
              File No. 001-36395

Dear Mr. Guiffre:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ Erin K. Jaskot, *for*

                          Suzanne Hayes
                          Assistant Director
                          Office of Healthcare and Insurance

Cc: Hal J. Leibowitz, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP